Filed by Atlantic Union Bankshares Corporation

(Commission File No.: 001-39325)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sandy Spring Bancorp, Inc.

(Commission File No.: 000-19065)

The following is a transcript of a video broadcast by Atlantic Union Bankshares Corporation on October 21, 2024.

Video Transcript

John Asbury: Good morning teammates. We are excited to announce the merger this morning of Atlantic Union Bank with Maryland based Sandy Spring Bank, creating a powerful franchise that will operate from Maryland to North Carolina. I'm a thirty seven year banker. Many of you know, I grew up in Virginia. I was a part of these markets earlier in my career, and I can tell you from experience, there has never been anything quite like what we are doing with Sandy Spring. I'm joined today by Chairman, President, and CEO of Sandy Spring Bank, Dan Schrider. Dan, good morning.

Dan Schrider: Thank you. Good morning, John. And good morning, everyone.

As John mentioned, I am the CEO of Sandy Spring. I've been with the company for almost thirty six years. And I've been privileged to serve as the company's CEO for the past fifteen.

It's great to be here today and, tell you a little bit more about who we are, our culture, the capabilities that Sandy Spring brings to the table, as well as the geographic footprint that we represent in Maryland, Northern Virginia, and DC.

John Asbury: Dan, why don't we begin with just a little bit about the background of Sandy Spring Bank? I think it's really important to make sure that, the team from both sides understands many of the similar characteristics the companies have, as well as the backgrounds at our origins.

Dan Schrider: Love to.

As John mentioned, we've been, a Maryland based bank for the past one hundred and fifty six years. I joined the company when we were about three hundred and fifty million in assets.

And today, we're bringing about fourteen billion dollars in assets to this merger relationship.

The company was founded in this little village called Sandy Spring by a group of Quaker farmers and business people.

In our history, we're well known as one of the first banks in the country to allow women to open checking accounts and freed slaves as well. And so we're really proud of some of the things from our past that make us unique. And that that common thread of culture, people first, community driven, as a thread that's been woven through our company from the very beginning and exists today. And I know you have some of the same attributes as you look back into the history of your company.

John Asbury: We do. Much of the fabric that you just described is very familiar to us. Atlantic Union Bank, its roots go back to 1902 in Bowling Green, Virginia, which is Caroline County, Virginia. And, see if this sounds familiar, we were founded by, essentially farmers in this small community who grew weary of having to travel down to Richmond in order to do the banking business. So that was one hundred and twenty two years ago. Today, we're the only statewide independent bank in Virginia. We're twenty five billion dollars in assets.

You are the Bank of Maryland.

Dan Schrider: And you're the Bank of Virginia.

John Asbury: And we are the Bank of Virginia.

And together, we are the bank of what I would call the lower mid Atlantic. And this is going to be a powerful combination.

Dan Schrider: Yes. It will.

John Asbury: Culturally

Dan Schrider: Mhmm.

John Asbury: Can you talk a little bit about the culture of the company?

Dan Schrider: Yeah. I've, since I've been, with the company for so long, I've had the opportunity to watch many different leadership styles at play.

The first gentleman I worked for as CEO was, I mean, he knew everybody by their first name and he was Mr. Community.

And then he was seceded by a gentleman who was a great banker and he was more of a textbook kind of guy as opposed to one that was more comfortable being out of the office. I think that I bring a blend of those two different aspects.

I'm passionate about people. And as a result, our company is passionate about people. And I've seen it play out time and time again. Whether it's a colleague that's going through a difficult time, our folks rally around them.

When our clients are going through a difficult time, like we all experienced in PPP, I watched our people, just rise to the occasion and nearly work twenty four hours a day to make sure that they were providing funds, for our clients that were much needed. Or after the bank failures in the spring of 2023 and watching folks rally around, each other to make sure that we maintained the deposit base that we needed to continue to run our business and to serve our clients. And in that culture, and you see it poured out in activities within our community and how our people love to give back.

You don't have to ask. They're looking for opportunities to dive in and give back to, to the communities we serve. And so and I see the same thing in in Atlantic Union. And the opportunity to bring that type of culture together, while we're not exactly the same.

John Asbury: Yep.

Dan Schrider: You're more mature in some areas of sophistication and products and clients that you serve. But at the same time, we both bring, tremendous capability and rich history and brands that are known to take care of clients and take care of employees.

John Asbury: Well, I think you do.

And in Sandy Spring, that brand has been around one hundred and fifty six years.

This is a famous brand in the industry. It's always been a highly regarded organization, Dan. I came back to Virginia having been gone for a very long time, in 2016. And from the beginning is I came to understand the landscape and how it had evolved.

You know, this little community bank that that I once had some limited familiarity with of Sandy Spring had grown and continue to grow. So there's so much that we have in common. I think the focus on people, the focus on community, the focus on the customer, we clearly relate to that. The three core values of our company are caring, courageous, and committed, and I see all that in spades in Sandy Spring and the people that we've come to know there.

So you are right. No two companies are identical. I think the questions, are they compatible? And I think the answer is, yes, they are.

Dan Schrider: Yeah. And listen, I understand this is a big change for, my colleagues at Sandy Spring. Probably, some of you never expected that we would ever join forces with another company. This isn't just another company.

This is a great franchise that gives us the geographic expansion that's really important to us.

A diversity of balance sheet, diversity of client base, that we really couldn't do on our own. And so we found a great partner to do it with.

John Asbury: And likewise, Dan. We have some limited overlap. Not that much actually in Northern Virginia. And so as I think about what we do as we come together, first of all, Atlantic Union, we're able to deliver to our customer base something that we could not do on our own in terms of having, more density in the Greater Washington region. And then something that really was not imaginable to us absent this combination, which is your expansive footprint throughout the state of Maryland.

And so I do think that we should talk a bit about, what is the community benefit? You know, what is the customer benefit of the merger? What do you think about that?

Dan Schrider: I think our customers are going to say, wow. You know, we've got we're now much larger.

We've got, more sophistication in terms of product lines, breadth of capability.

John Asbury: Yes.

Dan Schrider: More scale, more access.

And what if we've learned anything through the last several years, particularly the pandemic, clients want to bank when they want, where they want. And together, we can provide that type of access. And when we're more successful and when we come together in our larger organization, it allows us to do more for the communities that we serve and potentially communities that we haven't been able to reach quite as well.

John Asbury: I quite agree. And I think that, you know, to your very good point, the convenience of the physical footprint, the branch network, for example, is very clear. This footprint now spans Maryland, Washington, DC, where Atlantic Union currently does not operate throughout the Commonwealth of Virginia, and now into North Carolina, which is an exciting expansion market, for Atlantic Union Bank. So I think that's a very big network that we're able to offer.

To your point, Atlantic Union has invested heavily in certain capabilities, particularly as it relates to commercial and industrial business. We can bring that to bear. We bring more capital to the table. And at the same time, I think that, the communities are going benefit because of the capacity of the two companies to continue to invest.

We have come out and you will see that we're outlining what we refer to as a community benefit agreement, where we're making, a pledge to, provide a substantial amount of community development lending throughout the franchise, an increase in charitable contributions for the community's benefit. And then I'm excited about this in particular, three new branches in low to moderate income areas – Baltimore City, Prince George's County, Maryland, Prince William County, Virginia. And this is something that we wouldn't readily be able to do, in the absence of the combination as well. And so I think that we're going to be able be able to do a lot of good together.

Dan Schrider: Yes. And I think that's just a great example of what scale and size can enable us to do.

John Asbury: Yeah.

Dan Schrider: That that we can be able to do.

John Asbury: And I think also, Dan, that, growth companies create opportunity.

They create career path opportunities for our people as well.

Dan Schrider: And we have some great folks that are listening to this video today, and I know you do as well.

John Asbury: Yes. We both do.

Dan Schrider: We've had a chance to meet some of them, and I look forward to bringing both of those organizations together in in the months ahead.

John Asbury: Correct.

And then I also want to point out from a financial standpoint that this platform is positioned for growth. Yeah. We have intentionally structured the combination so that out of the gate, when we began as one company, there'll be no commercial real estate concentration ratio, to be concerned about. We will have abundant liquidity. We will have abundant capital, and we are in a position to grow this franchise.

Dan Schrider: Excellent.

John Asbury: Stronger together. Well, Dan, we will be together tomorrow, along with a number of the leaders from Atlantic Union Bank up in Maryland, meeting with the teams from Sandy Spring Bank. And we are excited to do that, and we're excited about what we can do together.

Dan Schrider: Absolutely.

To that end, in the next few minutes, you'll get communication about opportunities to join in with your colleagues to meet some of the folks that John mentioned from Atlantic Union. We look forward to introducing you, the team to you and, allowing them to interact, and you can ask some questions. And there's a lot more information to come.

But as far as today goes, we're just really excited to announce that these two companies are coming together, and I look forward to being a part of it.

John Asbury: Thank you, Dan. And to the great people of Sandy Spring Bank, welcome. We are one team. Welcome to Atlantic Union Bank.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this transcript constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Atlantic Union Bankshares Corporation (“Atlantic Union”) and Sandy Spring Bancorp, Inc. (“Sandy Spring”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Atlantic Union or Sandy Spring or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approval, the approval by Atlantic Union’s shareholders or Sandy Spring’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Atlantic Union or Sandy Spring;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Atlantic Union and Sandy Spring operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Atlantic Union’s or Sandy Spring’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	a material adverse change in the financial condition of Atlantic Union or Sandy Spring; changes in Atlantic Union’s or Sandy Spring’s share price before closing;

•	risks relating to the potential dilutive effect of shares of Atlantic Union’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks;

•	other factors that may affect future results of Atlantic Union or Sandy Spring, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause Atlantic Union’s, Sandy Spring’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Atlantic Union’s, Sandy Spring’s or the combined company’s results.

Although each of Atlantic Union and Sandy Spring believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Atlantic Union or Sandy Spring will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Atlantic Union’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), quarterly reports on Form 10-Q, and other documents subsequently filed by Atlantic Union with the Securities Exchange Commission (“SEC”), and in Sandy Spring’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and its other filings with the SEC and quarterly reports on Form 10-Q, and other documents subsequently filed by Sandy Spring with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Atlantic Union, Sandy Spring or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Atlantic Union and Sandy Spring urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Atlantic Union and Sandy Spring. Forward-looking statements speak only as of the date they are made and Atlantic Union and/or Sandy Spring undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Atlantic Union intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Atlantic Union capital stock to be issued in connection with the proposed transaction and that will include a joint proxy statement of Atlantic Union and Sandy Spring and a prospectus of Atlantic Union (the “Joint Proxy Statement/Prospectus”), and each of Atlantic Union and Sandy Spring may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of Atlantic Union and the stockholders of Sandy Spring to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SHAREHOLDERS OF ATLANTIC UNION AND STOCKHOLDERS OF SANDY SPRING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC UNION, SANDY SPRING AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Atlantic Union and Sandy Spring. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Registration Statement, Joint Proxy Statement/Prospectus, as well as other filings containing information about Atlantic Union and Sandy Spring, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Atlantic Union by accessing Atlantic Union’s website at https://investors.atlanticunionbank.com or from Sandy Spring by accessing Sandy Spring’s website at https://sandyspringbancorp.q4ir.com/overview/default.aspx. Copies of the Registration Statement on Form S-4, the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Atlantic Union Investor Relations, Atlantic Union Bankshares Corporation, 4300 Cox Road, Glen Allen, Virginia 23060, or by calling (804) 448-0937, or to Sandy Spring by directing a request to Sandy Spring Investor Relations, Sandy Spring Bancorp, Inc., 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (301) 774-8455. The information on Atlantic Union’s or Sandy Spring’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Atlantic Union, Sandy Spring and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Union and stockholders of Sandy Spring in connection with the proposed transaction. Information about the interests of the directors and executive officers of Atlantic Union and Sandy Spring and other persons who may be deemed to be participants in the solicitation of shareholders of Atlantic Union and stockholders of Sandy Spring in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Atlantic Union and their ownership of Atlantic Union common stock is also set forth in the definitive proxy statement for Atlantic Union’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). Information about the directors and executive officers of Atlantic Union, their ownership of Atlantic Union common stock, and Atlantic Union’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in Atlantic Union’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), and in the sections entitled “Corporate Governance,” “Executive Officers” and “Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners” included in Atlantic Union’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). To the extent holdings of Atlantic Union’s common stock by the directors and executive officers of Atlantic Union have changed from the amounts of Atlantic Union’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Sandy Spring and their ownership of Sandy Spring common stock can also be found in Sandy Spring’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm) and other documents subsequently filed by Sandy Spring with the SEC. Information about the directors and executive officers of Sandy Spring, their ownership of Sandy Spring common stock, and Sandy Spring’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in Sandy Spring’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 20, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and in the sections entitled “Corporate Governance,” “Transactions with Related Persons” and “Stock Ownership Information” included in Sandy Spring’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm). To the extent holdings of Sandy Spring common stock by the directors and executive officers of Sandy Spring have changed from the amounts of Sandy Spring common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.